EXHIBIT 99.1

Aeterna Zentaris Appoints Olaf Althaus as General Manager and Managing Director of Aeterna Zentaris GmbH

CHARLESTON, S.C., May 31, 2018 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ:AEZS) (TSX:AEZS) announced that Olaf Althaus has been appointed to the position of General Manager and Managing Director of Aeterna Zentaris GmbH in  Frankfurt, Germany, effective June 1, 2018. Mr. Althaus has over 17 years of executive experience in the pharmaceutical industry and 10 years in investment banking. Mr. Althaus served as Chief Executive Officer of CellMed AG, a biopharmaceutical company he co-founded in 2000 and later merged into Biocompatibles International plc (now BTG plc). Under his leadership, CellMed developed numerous products in various indications, such as diabetes type 2, intracerebral hemorrhage, aesthetics as well as blood-diagnostics. Under Mr. Althaus’ leadership, CellMed AG entered into several long-term product license agreements, including with AstraZeneca, Fresenius, Merz Pharmaceuticals and Terumo.

Before joining the pharmaceutical industry, Mr. Althaus worked as an investment banker for international firms such as Dresdner Kleinwort Wasserstein, Flemings and Pallas, primarily in corporate finance and private equity. Mr. Althaus also served as non-executive director for Deutsche Woolworth Holding GmbH from 2001 to 2008.

Mr. Althaus received a degree as Diplom Wirtschaftsingenieur from Technische Universität (now Karlsruher Institut für Technologie) in Karlsruhe.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. (the “Company”) is a specialty biopharmaceutical company focused on developing Macrilen™ (macimorelin), an orally available ghrelin agonist, and making it commercially available to patients with adult growth hormone deficiency (AGHD).  The Company has a license agreement with a wholly-owned subsidiary of Strongbridge Biopharma plc to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada.  For more information, visit www.zentaris.com.

Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe-harbor provisions of the U.S. Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption "Key Information - Risk Factors" in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC").  Such risks and uncertainties  include, among others, our heavy dependence on the success of Macrilen™ (macimorelin) and our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), the importance of our licensing agreement with Strongbridge and our ability to generate future out-license agreements for Macrilen™ (macimorelin) in countries other than the United States and Canada, and, more generally, uncertainties related to the regulatory process for Macrilen™ (macimorelin) in Europe and other jurisdictions outside of the United States, and the degree of market acceptance of Macrilen™ (macimorelin).  Investors should consult the quarterly and annual filings of Aeterna Zentaris with the applicable Canadian securities regulators and the SEC for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contacts:

Aeterna Zentaris Inc.
James Clavijo
Chief Financial Officer
IR@aezsinc.com
305-304-7700

Reilly Connect
Susan Reilly
President
susan.reilly@reillyconnect.com
312-600-6783